THIS IS A CONFIRMING COPY OF THE SCHEDULE 13D
                                          ORIGINALLY FILED ON PAPER WITH THE
                                             COMMISSION ON FEBRUARY 21, 1995


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            Exide Electronics Group, Inc.
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                            (Title of Class of Securities)

                                        302052
                                    (CUSIP NUMBER)

                                 Anthony J. Villiotti
                                    Vice President
                              Duquesne Enterprises, Inc.
                                   330 Grant Street
                                Pittsburgh, PA  15219

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                   Steven H. Davis
                        LeBoeuf, Lamb, Greene & MacRae, L.L.P
                                 125 West 55th Street
                                 New York, NY  10019

                                   February 8, 1995
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [X].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 o f the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


           CUSIP No. 302052              13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DUQUESNE ENTERPRISES, INC.
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [X]


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  WC

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania

                NUMBER OF       7   SOLE VOTING POWER
                  SHARE
              BENEFICIALLY          526,250 shares of common stock
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          0

                                9   SOLE DISPOSITIVE POWER

                                    526,250 shares of common stock

                                10  SHARED DISPOSITIVE POWER

                                    0

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  526,250 shares of common stock

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        [ ]


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.80%

             14   TYPE OF REPORTING PERSON*

                  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


           CUSIP No. 302052              13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  THOMAS A. HURKMANS

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [X]

             3    SEC USE ONLY


             4    SOURCE OF FUNDS*

                  PF

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                NUMBER OF       7   SOLE VOTING POWER
                 SHARES
              BENEFICIALLY          2,526 shares of common stock
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          0

                                9   SOLE DISPOSITIVE POWER

                                    2,526 shares of common stock

                                10  SHARED DISPOSITIVE POWER

                                    0

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  2,526 shares of common stock

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        [ ]


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .03%

             14   TYPE OF REPORTING PERSON*

                  IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


          Item 1.   Security and Issuer

               The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8521 Six Forks Road, Raleigh, North Carolina 27615.


          Item 2.   Identity and Background

               This statement is filed by Duquesne Enterprises, Inc., a Pennsylvania corporation principally involved in the business of making equity and other investments in companies engaged in non-regulated businesses ("Duquesne Enterprises"), and by Thomas A. Hurkmans, Vice President of Duquesne Enterprises ("Hurkmans"). Duquesne Enterprises' principal place of business and principal executive offices are located at 330 Grant Street, Pittsburgh, Pennsylvania 15219. During the last five years Duquesne Enterprises has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdictions, and consequently was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Duquesne Enterprises is a wholly-owned subsidiary of DQE, Inc., a Pennsylvania corporation ("DQE"). DQE is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), pursuant to Section 3(a)(1) of the 1935 Act. DQE's principal place of business and principal executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania 15108-3184. During the last five years DQE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and consequently was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The name, business address, citizenship, present principal occupation or employment, and the names and addresses of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Duquesne Enterprises and (ii) each of the executive officers and directors of DQE are set forth in Appendix A attached hereto and incorporated herein by reference.

               During the last five years, to the knowledge of Duquesne Enterprises and Hurkmans, no person identified in Appendix A was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Hurkmans is Vice President of Duquesne Enterprises and a resident of Pennsylvania. His business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219. Hurkmans is a United States citizen.

               During the last five years Hurkmans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdictions, and was consequently not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          Item 3.   Source and Amount of Funds

               Duquesne Enterprises directly and beneficially owns 526,250 shares of the Common Stock. The Shares were issued to Duquesne Enterprises upon conversion, pursuant to the Reorganization Agreement (as defined in Item 4 below), of 25,000 shares of Series B Cumulative Convertible Preferred Stock (the "IPM Series B Preferred Shares") of International Power Machines Corporation, a Delaware corporation ("IPM"), held by Duquesne Enterprises. Duquesne Enterprises acquired the IPM Series B Preferred Shares at an aggregate purchase price of $2,500,000. The source of all of the funds used by Duquesne Enterprises to acquire the IPM Series B Preferred Shares was funds contributed to the share capital of Duquesne Enterprises by DQE. The funds contributed by DQE to Duquesne Enterprises were obtained from the working capital of DQE and were not the result of a loan or other borrowing arrangement.

               Hurkmans directly and beneficially owns 2,526 shares of the Common Stock. These shares were issued to Hurkmans upon conversion, pursuant to the Reorganization Agreement defined and described below, of 12,000 shares of Common Stock of IPM (the "IPM Common Shares"). Hurkmans acquired the IPM Common Shares at an aggregate purchase price of $41,868.75. The funds used by Hurkmans to acquire the IPM Common Shares were his own personal funds.


          Item 4.   Purpose of the Transaction

               Duquesne Enterprises and Hurkmans have acquired the Shares as long-term investments in the Issuer's capital stock. Neither Duquesne Enterprises nor Hurkmans presently intends to acquire control over the Issuer. To the knowledge of Duquesne Enterprises and Hurkmans, DQE, the executive officers and directors of DQE, and the executive officers and directors of Duquesne Enterprises do not presently intend to acquire control over the Issuer. However, if Duquesne Enterprises or Hurkmans believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, Duquesne Enterprises or Hurkmans may acquire additional shares of the Common Stock or other securities of the Issuer. Similarly, subject to applicable law, and depending upon market and other factors, Duquesne Enterprises or Hurkmans may from time to time determine to dispose of some or all of the Shares.

               The Shares were issued to Duquesne Enterprises and to Hurkmans pursuant to the terms of an Agreement and Plan of Reorganization dated as of August 25, 1994, as amended by the First Amendment to Agreement and Plan of Reorganization dated as of December 14, 1994 and the Second Amendment to Agreement and Plan of Reorganization dated as of January 5, 1995 (as so amended, the "Reorganization Agreement"), among the Issuer, Exide Electronics Acquisition, Inc., a wholly-owned Delaware subsidiary of the Issuer ("Acquisition"), and IPM, a description of which is as follows:

               On February 8, 1995, the 25,000 IPM Series B Preferred Shares held by Duquesne Enterprises and 12,000 IPM Common Shares held by Thomas A. Hurkmans were converted into 526,250 shares and 2,526 shares, respectively, of common stock, par value $.01 per share of the Issuer (the "Common Stock") pursuant to the terms of the Reorganization Agreement and the related Certificate of Merger (the "Certificate of Merger") attached as Exhibit A thereto. The terms of the Reorganization Agreement include, among others, the following: (i) Acquisition shall be merged with and into IPM, which shall become a wholly-owned subsidiary of the Issuer (the "Merger"); (ii) each IPM Common Share outstanding immediately prior to the Merger shall be converted into the number of shares of the Common Stock determined by the exchange ratios set forth in the Reorganization Agreement; and
          (iii) each outstanding share of IPM Series B Preferred Stock, $1.00 par value, shall be converted into that number of shares of Common Stock that would be issuable upon conversion of such number of shares of IPM Common Stock into which one share of IPM Series B Preferred Stock was convertible immediately prior to the consummation of the Merger determined by the exchange ratios set forth in the Reorganization Agreement, and each share of IPM Common Stock outstanding immediately prior to the Merger shall be converted into the number of shares of Common Stock determined by the exchange ratios set forth in the Reorganization Agreement.

               The Certificate of Merger was filed on February 8, 1995, at which time the IPM Series B Preferred Shares were converted into 526,250 shares of Common Stock. As a result of the Merger, Duquesne Enterprises directly and beneficially owns 526,250 shares of Common Stock, and Hurkmans directly and beneficially owns 2,526 shares of Common Stock. Duquesne Enterprises does not beneficially own any other equity securities of the Issuer. Hurkmans does not beneficially own any other equity securities of the Issuer.

               The foregoing summary of certain provisions of the Reorganization Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Reorganization Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference.

               Other than as described in this Item 4, neither Duquesne Enterprises nor Hurkmans have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.


          Item 5.   Interest in Securities of the Issuer

               (a) To the knowledge of Duquesne Enterprises and Hurkmans, the Issuer has outstanding 7,736,929 shares of Common Stock. Duquesne Enterprises directly and beneficially owns 526,250 shares of Common Stock representing approximately 6.80% of the outstanding shares of Common Stock. Duquesne Enterprises has the sole power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares. Duquesne Enterprises does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of such shares. To the knowledge of Duquesne Enterprises and Hurkmans, DQE, the executive officers and directors of DQE, and the executive officers and directors of Duquesne Enterprises have no interest in, power to vote or direct the vote of, or power to dispose or direct the disposition of any of such shares.

               Hurkmans directly and beneficially owns 2,526 shares of Common Stock representing approximately .03% of the outstanding shares of Common Stock. Hurkmans has the sole power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares. Hurkmans does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of such shares.

               The number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership of Duquesne Enterprises and Hurkmans, respectively, are based on 7,736,929 outstanding shares of the Issuer's Common Stock as reported by the Issuer to Duquesne Enterprises.

               (b) Duquesne Enterprises and Hurkmans have sole power to vote and dispose of the shares of Common Stock held by each.

               (c) Other than the transactions described above, Duquesne Enterprises and Hurkmans have not entered into any transactions regarding the securities of the Issuer during the last sixty days.

               (d)  Not Applicable.

               (e)  Not Applicable.


          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               Duquesne Enterprises and the Issuer entered into a Stockholder Agreement, dated as of August 25, 1994 (the "Stockholder Agreement"), under which Duquesne Enterprises appointed the Issuer its lawful attorney with full power to vote all shares of IPM Series B Preferred Stock and IPM Common Stock (if any) owned by it in favor of approval of the Merger. Pursuant to the Stockholder Agreement, Duquesne Enterprises also agreed that it will not take any actions to perfect any dissenters' or appraisal rights it may have under Delaware law. Also pursuant to the Stockholder Agreement, Duquesne Enterprises agreed not to sell, transfer or otherwise dispose of any shares of IPM Series B Preferred Stock or IPM Common Stock, or to deposit or subject any such shares into or to any kind of escrow or trust or voting agreement that would be inconsistent with the provisions of the Stockholder Agreement.

               The foregoing summary of certain provisions of the Stockholder Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Stockholder Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.

               Duquesne Enterprises and the Issuer have executed a Registration Rights Agreement, dated as of January 5, 1995 (the "Registration Rights Agreement"), pursuant to which the Issuer is obligated to maintain a "shelf" registration statement under which Duquesne Enterprises and certain other parties may sell shares of common stock acquired in the merger. The Registration Rights Agreement provides for indemnification of Duquesne Enterprises by the Issuer against certain liabilities and for payment of certain expenses in connection with the registration.

               The foregoing summary of certain provisions of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Registration Rights Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference.

               Duquesne Enterprises and the Issuer entered into an Affiliate Agreement, dated as of August 25, 1994 (the "Affiliate Agreement"), pursuant to which Duquesne Enterprises, which may be deemed to be but did not admit to being an affiliate of the Issuer (in its capacity as a stockholder of IPM) within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), agreed not to dispose of any shares of Common Stock or otherwise reduce its risk relative to the Common Stock until such time, after the Merger is consummated, as financial results covering at least 30 days of the combined operations of the Issuer and IPM have been made publicly available. Furthermore, pursuant to the Affiliate Agreement, Duquesne Enterprises agreed not to sell or otherwise dispose of shares of Common Stock held by it except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder, including Rule 145.

               The foregoing summary of certain provisions of the Affiliate Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Affiliate Agreement, a copy of which is filed as Exhibit D hereto and is incorporated herein by reference.

               Except as described elsewhere in this Schedule 13D and as set forth in the Reorganization Agreement, Registration Rights Agreement, Stockholder Agreement and Affiliate Agreement there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Duquesne Enterprises and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as described elsewhere herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Hurkmans and any person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. To the knowledge of Duquesne Enterprises and Hurkmans, except as described elsewhere herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between DQE, the executive officers and directors of DQE, or the executive officers and directors of Duquesne Enterprises, on the one hand, and any person, on the other hand, with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7.   Material to be Filed as Exhibits

          Appendix A - Information Regarding Executive
                       Officers and Directors of
                       Duquesne Enterprises, Inc. and
                       DQE

          Exhibit A -  Agreement and Plan of
                       Reorganization dated as of
                       August 25, 1994, as amended by
                       the First Amendment to
                       Agreement and Plan of
                       Reorganization dated as of
                       December 14, 1994 and the
                       Second Amendment to Agreement
                       and Plan of Reorganization
                       dated as  of  January 5, 1995,
                       among Exide Electronics Group,
                       Inc., Exide Electronics
                       Acquisition, Inc. and
                       International Power Machines
                       Corporation and the related
                       Certificate of Merger attached
                       as Exhibit A thereto.
                       (Incorporated by reference to
                       Exhibit No. 2.1 to the
                       Registration Statement of Exide
                       Electronics Group, Inc. on Form
                       S-4, Registration No. 33-88324,
                       filed with the Commission on
                       January 6, 1995 ("Form S-4").)

          Exhibit B -  Stockholder Agreement dated as
                       of August 25, 1994 by and
                       between Duquesne Enterprises,
                       Inc. and Exide Electronics
                       Group, Inc.  (Incorporated by
                       reference to Exhibit 2.4 of
                       Form S-4.)

          Exhibit C -  Registration Rights Agreement
                       dated as of January 5, 1995
                       between Duquesne Enterprises,
                       Inc. and Exide Electronics
                       Group, Inc.

          Exhibit D -  Affiliate Agreement dated as of
                       August 25, 1994 between Exide
                       Electronics Group, Inc., and
                       Duquesne Enterprises, Inc.

          Exhibit E -  Agreement pursuant to Rule 13d-
                       1(f).


          Signatures

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


          Dated:  February 21, 1995

                                      DUQUESNE ENTERPRISES, INC.


                                      By:   /s/ Anthony J. Villiotti
                                         ___________________________
                                         Name:  Anthony J. Villiotti
                                         Title: Vice President


                                      THOMAS A. HURKMANS

                                      /s/ Thomas A. Hurkmans
                                      __________________________________


                                    Exhibit Index

                                                                Sequential
               Item                   Description                Page No.
           Appendix A -  Information Regarding Executive
                         Officers and Directors of Duquesne
                         Enterprises, Inc. and DQE

           Exhibit A -   Agreement and Plan of Reorganization
                         dated as of August 25, 1994, as
                         amended by the First Amendment to
                         Agreement and Plan of Reorganization
                         dated as of December 14, 1994 and
                         the Second Amendment to Agreement
                         and Plan of Reorganization dated
                         as  of  January 5, 1995, among Exide
                         Electronics Group, Inc., Exide
                         Electronics Acquisition, Inc. and
                         International Power Machines
                         Corporation and the related
                         Certificate of Merger attached as
                         Exhibit A thereto.  (Incorporated by
                         reference to Exhibit No. 2.1 to the
                         Registration Statement of Exide
                         Electronics Group, Inc. on Form S-4,
                         Registration No. 33-88324, filed
                         with the Commission on January 6,
                         1995 ("Form S-4").)

           Exhibit B -   Stockholder Agreement dated as of
                         August 25, 1994 by and between
                         Duquesne Enterprises, Inc. and Exide
                         Electronics Group, Inc.
                         (Incorporated by reference to
                         Exhibit 2.4 of Form S-4.)

           Exhibit C -   Registration Rights Agreement dated
                         as of January 5, 1995 between
                         Duquesne Enterprises, Inc. and Exide
                         Electronics Group, Inc.

           Exhibit D -   Affiliate Agreement dated as of
                         August 25, 1994 between Exide
                         Electronics Group, Inc., and
                         Duquesne Enterprises, Inc.

           Exhibit E -   Agreement pursuant to Rule 13d-1(f).


                                      Appendix A

                        Set forth below are the name and position of each of the directors and executive officers of Duquesne Enterprises and DQE. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with Duquesne Enterprises and/or DQE, as the case may be; the business address of each such person is 301 Grant Street, Pittsburgh, Pennsylvania 15279 except for Thomas A. Hurkmans and Anthony J. Villiotti, each of whose business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219; and each person is a citizen of the United States.

                      Executive Officers of Duquesne Enterprises

                    Names                          Position

           James D. Mitchell        President
           Thomas A. Hurkmans       Vice President

           Anthony J. Villiotti     Vice President, Treasurer and
                                    Controller
           Diane S. Eismont         Secretary


                          Directors of Duquesne Enterprises

                                    Principal  Occupation and Business
                                    Address (if other than as indicated
                     Name           above)

           Wesley W. von Schack     Chairman of the Board, President and
                                    Chief Executive Officer of DQE and
                                    Duquesne Light Company

           David D. Marshall        Vice President, DQE; Executive Vice
                                    President, Duquesne Light Company

           Gary L. Schwass          Vice President and Treasurer, DQE;
                                    Vice President-Finance and Chief
                                    Financial Officer, Duquesne Light
                                    Company


                              Executive Officers of DQE

                     Name                          Position

           Wesley W. von Schack     Chairman of the Board, President and
                                    Chief Executive Officer

           David D. Marshall        Vice President

           James D. Mitchell        Vice President

           Gary L. Schwass          Vice President and Treasurer

           Raymond H. Panza         Controller


                                   Directors of DQE

                                    Principal Occupation and Business
                                    Address (if other than as indicated
                     Name           above)

           Daniel Berg              Institute Professor,
                                    Rensselaer Polytechnic Institute
                                    (RPI)
                                    CII-05015
                                    Troy, NY  12180-3590

           Doreen E. Boyce          President of the Buhl Foundation
                                    (support of educational and community
                                    programs)
                                    Four Gateway Center
                                    Pittsburgh, PA  15222

           Robert P. Bozzone        Vice-Chairman of Allegheny Ludlum
                                    Corporation (specialty metals
                                    production)
                                    1000 Six PPG Place
                                    Pittsburgh, PA  15222

           Sigo Falk                Personal Investments
                                    3315 Grant Building
                                    Pittsburgh, PA  15219

           William H. Knoell        Retired
                                    9 Twickenham
                                    Hilton Head Island, SC  29928

           G. Christian Lantzsch    Retired
                                    Spanish Tract Road
                                    Sewickley, PA  15143

           Robert Mehrabian         President, Carnegie Mellon University
                                    5000 Forbes Avenue
                                    Pittsburgh, PA  15213-3890

           Thomas J. Murrin         Dean, A. J. Palumbo School of
                                    Business Administration of Duquesne
                                    University
                                    405 Rockwell Hall
                                    Pittsburgh, PA  15282

           Robert B. Pease          Senior Vice President
                                    National Development Corporation
                                    (real estate)
                                    4415 Fifth Avenue
                                    Pittsburgh, PA  15213

           Eric W. Springer         Partner of Horty, Springer & Mattern,
                                    P.C. (attorneys-at-law)
                                    4614 Fifth Avenue
                                    Pittsburgh, PA  15213

           Wesley W. von Schack     Chairman, President and Chief
                                    Executive Officer  of DQE and
                                    Duquesne Light Company